                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                               AMENDMENT NO. 3 TO
                                   SCHEDULE TO
                                 (RULE 14d-100)
         TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE FORTRESS GROUP, INC.
                       (Name of Subject Company (Issuer))

                           FG ACQUISITION CORPORATION
                                       and
                               LENNAR CORPORATION
                                   (Offerors)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    34956K207
                      (CUSIP Number of class of securities)


            BRUCE GROSS                                 WITH COPIES TO:
    FG ACQUISITION CORPORATION                     DAVID W. BERNSTEIN, ESQ.
      C/O LENNAR CORPORATION                  CLIFFORD CHANCE ROGERS & WELLS LLP
       700 N.W. 107TH AVENUE                           200 PARK AVENUE
       MIAMI, FLORIDA 33172                     NEW YORK, NEW YORK 10166-0153
          (305) 559-4000                                (212) 878-8000


  (Name, Address and Telephone No. of Person Authorized to Receive Notices and
                  Communications on Behalf of Filing Persons)


                                                      CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)                              AMOUNT OF FILING FEE(2)
$8,988,223                                            $826.92

(1) Based upon the tender offer price of $3.68 cash per share and 2,442,452 shares of common stock outstanding and not already owned by the Offeror immediately prior to the expiration of the tender offer.

(2)      Previously paid.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.


Amount Previously Paid:   _________________  Filing Parties: __________________
Form or Registration No.: _________________  Date Filed:     __________________


         [ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:[X]

                         AMENDMENT NO. 3 TO SCHEDULE TO

         FG Acquisition Corporation, a Delaware corporation, and Lennar Corporation, a Delaware corporation (the "Offerors"), hereby amend and supplement the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on June 21, 2002, (the "Schedule TO"), as previously amended and supplemented. The Schedule TO relates to the offer by the Offerors to purchase all of the outstanding common shares, $0.01 par value per share ("Shares"), of The Fortress Group, Inc., a Delaware corporation (the "Company"), that are not already owned by FG Acquisition Corporation, for $3.68 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2002, a copy of which is Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which is Exhibit (a)(2) to the Schedule TO.

         The Schedule TO is supplemented as provided below.

ITEM 4. TERMS OF THE TRANSACTION.

         Item 4 of the Schedule TO is supplemented to add the following information:

         The Offer expired at 5:00 p.m., New York City time, on Monday, July 22, 2002. A total of 2,231,215 shares were properly tendered and not withdrawn (including shares tendered through guaranteed delivery procedures). All of those Shares were accepted by the Offerors. The tendered Shares constituted 71.5% of the outstanding Shares, and 91.4% of the Shares which FG Acquisition Corporation did not already own. The tendered shares, together with the Shares FG Acquisition Corporation already owned, increased FG Acquisition Corporation's holdings to 2,909,345 Shares, which is 93.2% of the outstanding Shares. The aggregate purchase price to be paid for the Shares purchased pursuant to the Offer will be $8,210,871.

         As required by the Plan and Agreement of Merger, Lennar Corporation will cause FG Acquisition Corporation to be merged into the Company in a transaction in which the holders of the Company's common stock who did not tender their shares will receive the same $3.68 per share in cash as was paid in the Offer, and the Company will become a wholly-owned subsidiary of Lennar Corporation. The Offerors expect the merger to take place on July 26 or July 29, 2002.

ITEM 12. EXHIBITS.

         Item 12 of the Schedule TO is amended to file:

         (a)(9)       Press Release issued by the Offerors on July 22, 2002



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
                                    SIGNATURE

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Dated:  July 23, 2002




                                   FG ACQUISITION CORPORATION


                                   By: /s/ Waynewright Malcolm
                                      -----------------------------------
                                       Name:  Waynewright Malcolm
                                       Title: Treasurer

                                   LENNAR CORPORATION

                                   By: /s/ Waynewright Malcolm
                                      -----------------------------------
                                       Name:  Waynewright Malcolm
                                       Title: Vice President and Treasurer


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
                                  Exhibit Index

         (a)(9)   Press Release issued by the Offerors on July 22, 2002



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